

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 22, 2010

<u>VIA U.S. Mail and Facsimile</u>

Harold C.F. Dickout
Chief Executive Officer
24 Palace Arch Drive,
Toronto, Ontario, Canada M9A 2S1

> **Re: Americas Wind Energy Corp.**
> **Form 10-K for the fiscal year ended July 31, 2009**
> **Filed November 12, 2009**
> **Form 10-Q for the fiscal period ended January 31, 2010**
> **File No. 000-50861**

Dear Mr. Dickout:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended July 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operations for the years ended July 31, 2009 and 2008

1. Please revise future filings, including any amendment, to include a substantive discussion of the changes in your results of operations for the periods presented. There is currently no discussion of the significant changes in revenues, costs of sales or other operating expenses in fiscal 2009 compared to 2008. The discussion should be in compliance with Item 303(A)(3) of Regulation S-K and should address each individual line item in your financial statements.

2. In this regard, please tell us the nature and composition of the revenue you recorded during fiscal year 2009. Future filings, including any amendment, should provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services sold or to the introduction of new products or services. Refer to Item 303(A)(3)(iii).

Critical Accounting Policies

Intangible Asset, net, page 12

3. We see that during 2009 you changed your methodology for amortizing the acquired license right such that it is now being recognized based on a percentage of sublicense payments received. Please tell why you believe that this represents a change in accounting estimate rather than a change in accounting principle under FASB ASC 250-10-45. In addition, please respond to the following comments:

    a) Tell us in substantive detail the basis for changing the policy for amortizing the asset and how you determined there was a change in the expected useful life of the asset. Fully explain why you believe that amortizing based upon a percentage of revenues collected up to $14 million is consistent with the guidance from FASB ASC 350-30-35-1 through 35-5. Tell us the amount revenue you have collected under the agreement and the period over which you expect to collect these revenues;

    b) Please tell us why the new amortization method is preferable and demonstrate how the new method better reflects the pattern of consumption of the intangible asset. Tell us if there are other revenue streams for the intangible asset and substantiate that the only use of the asset is related to the sublicense agreeement;

      c) Tell us how you considered that a preferability letter should be filed for the change in accounting principle as Exhibit 18 in accordance with Rule 10-01(b)(6) of Regulation S-X and SAB Topic 6G(2)(b);

      d) Please tell us where you have provided the disclosures required by FASB ASC 250-10-50 for the change in accounting estimate/principle.

<u>Impairment of Long-Lived Assets, page 13</u>

4. Please tell us and revise future filings, including any amendment, to disclose your impairment test for the license right intangible asset. Please describe how you perform the discounted cash flow analysis, how you arrive at estimated future cash flows and how you determine discount rates. You should also fully describe all significant assumptions applied accompanied by management's basis for concluding that those assumptions are reasonable. Please also clarify how you considered your recurring losses and the going concern matters discussed on page F-4 in your assessment. Please demonstrate that the change in estimated life related to the intangible assets was not an indicator that the intangible assets are impaired under FASB ASC 350-30-35-14 and FASB ASC 360-10-35.

<u>Financial Statements</u>

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

5. We note that the report of independent registered public accounting firm is signed by "Chartered Accountant" but does not appear to identify the name of the accounting firm in accordance with Rule 2-02 of Regulation S-X. Please amend your filing to include an audit report that includes a conforming signature of the independent registered public accounting form, as required by Article 2 of Regulation S-X.

<u>Note 1. Organization, Development Stage Activities, Reverse Merger Transaction, and Going Concern, page F-4</u>

6. We see that you entered into a license agreement with EWT in 2004 to obtain intellectual property rights relating to EWT"s medium capacity wind turbines. We then see that you entered into an agreement with EWT and EWT-Americas Inc. to sublicense its license to EWT-Americas relating to the same technology. Please tell us the relationship between EWT and EWT-Americas. If the companies are related, please discuss the business reason for sublicensing the technology to affiliates of the ultimate owner of the technology.

Note 4. Costs and Billings on Uncompleted Contracts, page F-16

7. Please tell us and revise future filings, including any amendment, to disclose why you do not have any costs and billings on uncompleted contracts at July 31, 2009. Please discuss whether you were able to recover the $466,583 in costs on uncompleted contracts that were outstanding at July 31, 2008.

Note 9. Provision for Contract Losses, page F-19

8. We see that you recorded $1.2 million provision for contract losses at July 31, 2008. Please tell us and revise future filings, including any amendment, to disclose the specific contracts that these losses relate to. In that regard, please discuss whether these amounts were ever recovered. Please also clarify the nature of and related accounting treatment for the loss on disposal of contracts of $682,969 recorded in fiscal 2009.

Note 14. Commitments and Contingencies, page F-24

(a) Entry into the Agreement, page F-24

9. Please tell us the accounting basis for recording the amounts due to EWT-America for the four assumed contracts as a long-term loan payable. Tell us the composition of the gross amount of deposits and costs incurred on the contracts. Clarify the basis in the accounting literature for recording the long-term notes payable since the repayment of this debt is contingent upon receipt of future sublicense payments.

Form 10-Q for the fiscal period ended January 31, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 4

General Overview, page 4

10. We see that you were notified on February 1, 2010 of the cancellation of the sublicense agreement with EWT and EWT – America. In your response, please address the following comments:

   a) Discuss how the amortization method and life of the license agreement is impacted by the cancellation of the license agreement;

   b) Tell us how you considered, in light of the cancellation of the sublicense agreement, that the license intangible asset is impaired;

      c) Discuss how the agreement cancellation impacts the assumption of costs related to the Waverly, Rural, Confederation and Windvision contracts;

      d) Tell us why the cancellation of the sublicense agreement and its impact on the financial statements was not included as a subsequent event in the January 31, 2010 financial statements;

      e) Tell us how the cancellation of this agreement impacts the repayment of the notes-payable.

Our Current Business, page 6

11. We see that as of January 31, 2010, you have no cash and minimal receivables. In that regard, the majority of your assets are comprised of an intangible asset. You have $1.7 million of current debt and Note 1 states that you do not have any other ongoing or future contracts in the wind turbines business. Please tell us and revise future filings, including any amendment, to provide a detailed analysis of how you plan to continue your business and repay your debts. For example, disclose specific plans to obtain financing or otherwise generate cash flow. Currently, it appears that your operating cash flow is being funded by stockholder loans.

12. In addition, please tell us why you state on page 6 that you are a company with no operations and a projected revenue stream of up to $28 million over the next five years. Clarify in your response and in future filings, including any amendment, the nature of this revenue stream.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief